UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 05, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

\

Smith+Nephew Second Quarter and First Half 2025 Results
Strong revenue growth, trading margin expansion and free cash flow; full year guidance unchanged; $500 million share buyback announced

5 August 2025

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology company, reports results for the second quarter and first half ended 28 June 2025:

	28 June	29 June	Reported	Underlying
	2025	2024	growth	growth
	$m	$m	%	%
Second Quarter Results1,2
Revenue	1,553	1,441	7.8	6.7

Half Year Results1,2
Revenue	2,961	2,827	4.7	5.0
Operating profit	429	328	30.6
Operating profit margin (%)	14.5	11.6
EPS (cents)	33.5	24.5	36.6
Cash generated from operations	568	368	54.3

Trading profit	523	471	11.2
Trading profit margin (%)	17.7	16.7
EPSA (cents)	42.9	37.6	14.1
Free cash flow	244	39	528.3

H1 Highlights1,2
● H1 underlying revenue growth was 5.0%. Reported revenue growth was 4.7% including -30bps FX headwind. There were two fewer trading days in the period versus the prior year
● Trading profit up 11.2% with 100bps of trading profit margin expansion to 17.7% (H1 2024: 16.7%), driven by revenue leverage and accelerated operational savings. Operating profit increased by 30.6%
● Strong cash generation, with trading cashflow of $487 million (H1 2024: $284 million) and trading cash conversion up 33 percentage points to 93% (H1 2024: 60%), driven by favourable working capital movements
● Free cash flow increased to $244 million (H1 2024: $39 million); lower restructuring charge of $8 million (H1 2024: $62 million)
● EPSA up 14.1% to 42.9¢ (H1 2024: 37.6¢); EPS up 36.6% to 33.5¢ (H1 2024: 24.5¢)

Q2 Trading Highlights1,2
● Underlying revenue growth accelerated to 6.7%. Reported growth was 7.8% including 110bps FX tailwind. There was one fewer trading day in the period versus the prior year
● All regions and all the three business units grew ahead of Q1
● Orthopaedics underlying revenue growth of 5.0% (reported growth 5.8%) with both Global and US Reconstruction sequentially improving from Q1
● Sports Medicine & ENT underlying revenue growth up 5.7% (reported growth 6.8%). Excluding China, underlying revenue growth was 10.2% (reported growth 11.4%)
● Advanced Wound Management underlying revenue growth of 10.2% (reported growth 11.4%), including rebound in Advanced Wound Bioactives

Interim Dividend and Share Buyback
● Interim dividend up 4.2% to 15.0¢ (H1 2024: 14.4¢)
● Announcing additional return of $500 million to shareholders via share buyback in the second half of 2025, while retaining our leverage, and without compromising our growth plans. This reflects strong cash generation and balance sheet

Full Year 2025 Guidance Unchanged1,2
● Underlying revenue growth is expected to be around 5.0% (reported growth 5.5%), and trading profit margin is expected to expand to between 19.0% and 20.0%
● Continued higher cadence of product launches and clinical evidence to underpin further growth
● Unchanged outlook includes an expected net impact of $15 to $20 million from tariffs in 2025, based on announced measures, and mitigations, as previously announced

Deepak Nath, Chief Executive Officer, said:

"I'm pleased with our strong performance in the first half of 2025. We are delivering sustained higher revenue growth, increased profitability and better cash generation. As expected, revenue growth accelerated in the second quarter, with all regions and business units contributing. We saw a quarter-on-quarter improvement in our Orthopaedics business, and this was the fourth consecutive quarter of sequential improvement from US Reconstruction & Robotics on an average daily sales basis.

"Recent product launches are driving growth across all business units, with US Hip Implants becoming another example of the innovation driven growth that is central to our strategy. We maintained our high cadence of launches in H1 with new products in Knee Implants, Robotics, Trauma, Sports Medicine and Advanced Wound Care. New products launched in the last five years accounted for three-quarters of our first half growth.

"The operational improvements we have made under the 12-Point Plan are increasingly translating into better financial performance. We are on track for our full year revenue growth target, a significant step-up in profitability and strong free-cash generation, and are announcing a $500 million share buyback. There is more to be done, but the transformation of Smith+Nephew is starting to deliver substantial value."

Analyst conference call
An analyst conference call to discuss Smith+Nephew's second quarter and first half results will be held today at 8.30am BST / 3.30am EDT, details of which are available on the Smith+Nephew website at https://www.smith-nephew.com/en/who-we-are/investors.

Enquiries

Investors
Cora McCallum	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.        Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2024 period.

'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below. See Other Information on pages 30 to 35 for a reconciliation of underlying revenue growth to reported revenue growth.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the same exchange rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

2.        Certain items included in 'trading results', such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 30 to 35 and are reconciled to the most directly comparable financial measures prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Interim Financial Statements.

Smith+Nephew Second Quarter Trading and First Half 2025 Results

We are pleased to report a strong first half performance. Our transformation programme is delivering revenue growth consistently above historical levels, improved trading profit margin and a significant step-up in cash generation. This progress is built upon the operational improvements made through the 12-Point Plan and our consistent ability to successfully launch new innovation. While there remains further opportunity to drive productivity and asset efficiency, the first half puts us on track to meet our 2025 targets on revenue growth, profitability and cash-flow, enabling us to return $500 million to shareholders through a share buyback in the second half while maintaining our leverage, and without compromising our growth plans.

Delivering higher revenue growth

First half revenue was $2,961 million (H1 2024: $2,827 million), reflecting underlying revenue growth of 5.0%. Reported revenue growth was 4.7%, including a -30bps headwind from foreign exchange. There were two fewer trading days in the first half versus the prior year.

Second quarter revenue was $1,553 million (Q2 2024: $1,441 million), reflecting underlying revenue growth of 6.7%. Reported revenue growth was 7.8%, including a 110bps tailwind from foreign exchange. The second quarter of 2025 comprised 63 trading days, one fewer than the same period of 2024.

The second quarter performance included a sequential acceleration across all the three business units and all regions. In Orthopaedics, our Reconstruction business improved both in the US and internationally. In Sports Medicine, we maintained our recent good momentum across Sports Medicine Joint Repair and Arthroscopic Enabling Technologies outside of China. In Advanced Wound Management, we delivered double-digit growth led by Advanced Wound Devices and a rebound in Advanced Wound Bioactives.

Improved profit margin, cash generation and capital returns

Trading profit for the first half was up 11.2% to $523 million (H1 2024: $471 million). The trading profit margin was 17.7% (H1 2024: 16.7%), a 100bps improvement on the prior year. Operating profit increased 30.6% to $429 million (H1 2024: $328 million).

We made significant progress to improve our cash flow in 2024, and this continued in the first half of 2025. Cash generated from operations was up 54.3% to $568 million (H1 2024: $368 million) and trading cash flow was up 71.5% to $487 million (H1 2024: $284 million). The trading profit to cash conversion ratio improved 33 percentage points to 93% (H1 2024: 60%).

Restructuring costs reduced by $54 million to $8 million (H1 2024: $62 million) as we near completion of the 12-Point Plan. We also brought down Day Sales of Inventory (DSI) by 46 days year-on-year, a $69 million reduction in inventory value on a constant currency basis (reported reduction: $24 million including a foreign exchange impact of $45 million). Free cash flow increased to $244 million (H1 2024: $39 million).
This strong cash generation will enable us to undertake a share buyback to return $500 million to shareholders in the second half of 2025, while maintaining our leverage, and without compromising our growth plans.

Driving growth through innovation

Innovation has been a major contributor in our transformation to a higher growth business. Across 2023 and 2024 more than half of our underlying revenue growth came from products launched in the previous five years. This success continued in the first half, with three-quarters of growth coming from products launched in the last five years. We also introduced new products across all three global business units, which we are confident will help us sustain our improved revenue growth profile.

In Orthopaedics, new products included LEGION◊ medial stabilised inserts, addressing a fast-growing category of inserts now used in more than 30% of US knee replacement, and the TRIGEN◊ MAX Tibia Nailing System for stable and unstable fractures of the tibia, which builds on more than two decades of proven performance and industry-leading design from our TRIGEN Nails portfolio.

We also continued to invest behind the recent launches of the CATALYSTEM◊ Primary Hip System and the AETOS◊ Shoulder System, both of which were important growth drivers in the first half. On our CORI◊ Surgical System, we received FDA-clearance for CORIOGRAPH◊ Pre-Operative Planning and Modelling Services in total shoulder replacement during the second quarter, expanding the offering to now cover all major joint replacement procedures - Knee, Hip and Shoulder. Offering both image-free and image-based registration, CORIOGRAPH is another element in our approach of supporting a range of procedures and surgeon preferences on CORI.

In Sports Medicine, we continue to expand the indication range for our REGENETEN◊ Bioinductive Implant. For the first time, Smith+Nephew is able to market REGENETEN for extra-articular ligament injuries in the US, creating opportunities to reach more patients with soft tissue injuries around the body. The initial focus is hip capsule repair with future expansion planned in other extra-articular ligament repairs.

In July, we announced the release of the Q-FIX◊ KNOTLESS All-Suture Anchor for soft tissue-to-bone fixation indications across multiple joint spaces including Shoulder, Hip, and Foot & Ankle. This new option builds on the long-standing success and performance of the best-in-class anchor fixation strength of the Q-FIX Family.

In Advanced Wound Management, we initiated the US launch of ALLEVYN◊ Ag+ SURGICAL, a new antimicrobial silver dressing which adds to the established ALLEVYN family of foam dressings. ALLEVYN Ag+ SURGICAL dressing features new ComfortSTAY◊ Technology for gentle silicone adhesion and HighFLEX◊ Technology to provide flexibility and comfort during patient movement.

These new products are expected to have multi-year growth runways ahead and we have an exciting pipeline of further launches and line extensions planned in the second half of 2025 and beyond.

Supporting adoption through clinical evidence

In addition to new products, we also announced a number of evidence milestones during the first half of 2025, supporting the adoption of key product families.

In Orthopaedics, the latest annual report from the Australian Orthopaedic Association National Joint Replacement Registry highlighted that the combination of our proprietary OXINIUM◊ Technology on highly cross-linked polyethylene has the highest survivorship rate (94.1%) among all bearing combinations over a 20-year period for total hip arthroplasty, corroborating similar findings in other national registries. A recently published randomised controlled trial (RCT) of Smith+Nephew's handheld robotic system demonstrated the value for patients and surgeons of robotic-assisted total knee replacement with JOURNEY◊ II BCS. Patients experienced significantly better outcomes, including reduced pain, improved function, and higher satisfaction, compared to conventional surgery at one year. Also, JOURNEY II UK with OXINIUM Technology demonstrated excellent early survivorship when used with Smith+Nephew's handheld robotics, recording 100% survivorship at one year in the UK National Joint Registry.

In Sports Medicine, we expanded the evidence base for REGENETEN◊ Bioinductive Implant with an RCT showing that augmentation of medium and large full-thickness rotator cuff repairs with REGENETEN resulted in significantly lower re-tear rates at two years compared to repair alone. Five-year results for CARTIHEAL AGILI-C◊ Cartilage Repair Implant were presented at the American Orthopaedic Society for Sports Medicine annual conference in July. The study showed that CARTIHEAL AGILI-C maintained superior knee function compared to the standard of care and reduced the long-term risk of total knee arthroplasty or osteotomy.

In Advanced Wound Management, a comparative study involving over 10,000 Caesarean section patients showed that the PICO◊ single-use Negative Pressure Wound Therapy (sNPWT) system led to fewer surgical site infections and complications, and cost savings compared to an alternative sNPWT system.

Second quarter 2025 trading update

Consolidated revenue analysis for the second quarter

	28 June	29 June	Reported	Underlying	Acquisitions	Currency
	2025	2024(i)	growth	growth(ii)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	615	581	5.8	5.0	-	0.8
Knee Implants	257	247	3.7	2.9	-	0.8
Hip Implants	162	156	4.2	3.4	-	0.8
Other Reconstruction(iii)	35	25	42.4	39.8	-	2.6
Trauma & Extremities	161	153	5.0	4.4	-	0.6

Sports Medicine & ENT	479	448	6.8	5.7	-	1.1
Sports Medicine Joint Repair	262	239	9.6	8.4	-	1.2
Arthroscopic Enabling Technologies	161	155	3.5	2.3	-	1.2
ENT (Ear, Nose and Throat)	56	54	4.1	3.6	-	0.5

Advanced Wound Management	459	412	11.4	10.2	-	1.2
Advanced Wound Care	192	183	4.6	2.6	-	2.0
Advanced Wound Bioactives	165	139	18.5	18.6	-	(0.1)
Advanced Wound Devices	102	90	14.4	12.7	-	1.7

Total	1,553	1,441	7.8	6.7	-	1.1

Consolidated revenue by geography
US	827	760	8.7	8.7	-	-
Other Established Markets(iv)	470	421	11.6	7.4	-	4.2
Total Established Markets	1,297	1,181	9.7	8.2	-	1.5
Emerging Markets	256	260	(1.2)	(0.2)	-	(1.0)
Total	1,553	1,441	7.8	6.7	-	1.1
(i) Restated for reclassification of robotics consumables revenue from Other Reconstruction to Knee and Hip implants
(ii) Underlying growth is defined in Note 1 on page 3
(iii) Other Reconstruction includes robotics capital sales and cement
(iv) Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

Orthopaedics
Our Orthopaedics business unit delivered underlying revenue growth of 5.0% (reported growth 5.8%) in the quarter.

Globally, Reconstruction delivered a sequential improvement on the first quarter, with underlying revenue growth of 3.1% (reported growth 3.9%) versus underlying revenue growth of 0.0% (reported decline -1.6%) in the first quarter. Within this, Knee Implants underlying revenue growth was 2.9% (reported growth 3.7%) and Hip Implants underlying revenue growth was 3.4% (reported growth 4.2%) for the second quarter.

In the US, Reconstruction delivered underlying and reported revenue growth of 2.0%, an acceleration from 1.3% in the first quarter. Here, Knee Implants declined -1.5% and Hip Implants grew 7.4% in the second quarter. On an average daily sales (ADS) basis, which removes the effect of the one fewer trading day year-on-year, second quarter revenue growth was 0.1% in Knee Implants and 9.1% in Hip Implants (see Other Information on pages 30 to 35). US knee performance reflects, in part, some slowing in procedures towards the end of the quarter among our surgeon base, as well as our on-going work to improve operational efficiency and increase profitability by streamlining the portfolio and focusing on higher-volume customers, supporting the 230bps trading profit margin increase in the first half. The strong US hip performance includes benefit from the new CATALYSTEM◊ Primary Hip System as we continue to build the US launch. On an ADS basis, this was the fourth consecutive quarter of sequential improvement in revenue growth from our US Reconstruction & Robotics business.

Outside the US, Knee Implants benefitted from the timing of a tender order in the Middle East. China has been a headwind to Reconstruction growth in recent quarters due to destocking at distributors. Inventory levels have continued to come down, and were approaching more normal levels at the end of the quarter.

Other Reconstruction underlying revenue growth was 39.8% (reported growth 42.4%), including strong growth from our CORI Surgical System with its recently expanded range of features and applications, as described above. Growth was across both existing customers and competitive accounts, and we continued to make good progress placing CORIs in both Ambulatory Surgery Centers (ASC) and Teaching Institutes.

Trauma & Extremities underlying revenue growth was 4.4% (reported growth 5.0%). The EVOS◊ Plating System continues to be a key growth driver and revenue from the new AETOS Shoulder System is steadily increasing as we invest behind the roll-out.

Sports Medicine & ENT
Our Sports Medicine & ENT business unit delivered underlying revenue growth of 5.7% (reported growth 6.8%) in the quarter. Underlying revenue growth was 10.2% (reported growth 11.4%) excluding China which is impacted by Volume Based Procurement (VBP).

Sports Medicine Joint Repair underlying revenue growth was 8.4% (reported growth 9.6%), including China VBP, which we expect to begin to annualise from the third quarter as we lap the start of implementation. Underlying revenue growth outside of China was 13.7% (reported growth excluding China: 14.9%), led by our shoulder and hip repair portfolios. We delivered strong double-digit growth from our REGENETEN Bioinductive Implant. Recent product launches, including Q-FIX KNOTLESS All-Suture Anchor and in foot and ankle repair, also contributed to the good quarterly performance.

Arthroscopic Enabling Technologies delivered underlying revenue growth of 2.3% (reported growth 3.5%). Continuing the trend seen last quarter, performance reflects headwinds in China where the sector is preparing for an expected additional VBP process on mechanical resection blades and COBLATION◊ wands in the second half of 2025. Underlying revenue growth excluding China was 6.6% (reported growth excluding China 7.8%), led by our COBLATION and patient positioning business lines.

ENT underlying revenue growth was 3.6% (reported growth 4.1%), with good growth in nose driven by our ARIS◊ COBLATION turbinates business offset by some softness in the US tonsils and adenoids market.

Advanced Wound Management
Advanced Wound Management underlying revenue growth was 10.2% (reported growth 11.4%), a step-up from the first quarter.

Advanced Wound Care underlying revenue growth was 2.6% (reported growth 4.6%), with growth in foams, films and skin care offset by a decline in infection management.

Advanced Wound Bioactives underlying revenue growth was 18.6% (reported growth 18.5%) reflecting strong double-digit growth in skin substitutes, a sequential rebound in SANTYL◊, along with a weak comparator prior year period. Proposed updates to Medicare reimbursement of skin substitutes in the outpatient and physician office were announced during the quarter, including moving to a single payment.  Since no products were excluded from participating in the market, it is unclear how clinical practice will be impacted. While the details of the proposal are yet to be finalised, we anticipate that this will be a headwind to both Advanced Wound Management sales and profitability in 2026, before any mitigating actions.

Advanced Wound Devices underlying revenue growth was 12.7% (reported growth 14.4%) with double-digit growth from our NPWT portfolio and LEAF◊ Patient Monitoring System. During the quarter we were awarded a contract to supply the RENASYS◊ TOUCH Negative Pressure Wound Therapy system to the United States Department of Defense for up to 10-years, succeeding in a competitive tender process having demonstrated clinical efficacy and operational fitness including portability, an intuitive interface, and the ability to allow a range of therapy modes. This contract is worth up to $75 million.

Performance by region

All regions delivered a sequential improvement in growth in the second quarter. Established Markets delivered underlying revenue growth of 8.2% (reported growth 9.7%). Underlying revenue growth was 8.7% in the US (reported growth 8.7%) and 7.4% in Other Established Markets (reported growth 11.6%). The Emerging Markets underlying revenue decline of -0.2% (reported decline -1.2%) reflected the weakening of the headwinds from China, as expected. Emerging Markets underlying revenue growth excluding China was 12.2% (reported growth excluding China 10.4%).

First Half 2025 Consolidated Analysis
Smith+Nephew results for the first half ended 28 June 2025:

	Half year	Half year	Reported
	2025	2024	growth
	$m	$m	%
Revenue	2,961	2,827	4.7
Operating profit	429	328	30.6
Acquisition and disposal related items	9	-
Restructuring and rationalisation costs	8	62
Amortisation and impairment of acquisition intangibles	83	87
Legal and other	(6)	(6)
Trading profit(i)	523	471	11.2
	¢	¢
Earnings per share ('EPS')	33.5	24.5
Acquisition and disposal related items	1.8	0.2
Restructuring and rationalisation costs	0.6	5.8
Amortisation and impairment of acquisition intangibles	7.3	7.8
Legal and other	(0.3)	(0.7)
Adjusted Earnings per share ('EPSA')(i)	42.9	37.6	14.1
(i)         See Other Information on pages 30 to 35

First Half 2025 Analysis
Our first half revenue was $2,961 million (H1 2024: $2,827 million), representing underlying revenue growth of 5.0% and reported revenue growth of 4.7% including a -30bps headwind from foreign exchange. The first half comprised 125 trading days, two days less than the equivalent period in 2024.
The gross profit was $2,091 million (H1 2024: $1,974 million) with a gross profit margin of 70.6% (H1 2024: 69.8%). We continued to maintain strong gross profit margins whilst delivering revenue growth, resulting in operating leverage. Operating profit increased 30.6% on a reported basis to $429 million (H1 2024: $328 million).

Trading profit for the first half was up 11.2% on a reported basis to $523 million
(H1 2024: $471 million). The trading profit margin strengthened by 100bps to 17.7% (H1 2024: 16.7%). This increase was driven by the benefits of revenue leverage and manufacturing, distribution and operating expense savings, some of which were brought forward from the second half, partially offset by input cost inflation and China VBP.

Orthopaedics first half trading profit margin increased 230bps to 12.7%, reflecting 12-Point Plan transformation initiatives including inventory reduction, improved capital efficiency, portfolio rationalisation and our focus on higher volume accounts. Sports Medicine & ENT trading profit margin declined 130bp to 23.1%, reflecting the China VBP headwind. Advanced Wound Management trading profit margin increased 160bps to 22.1%, driven by leverage from the strong revenue growth. (see Note 2 to the Interim Financial Statements for global business unit trading profit).
Restructuring costs decreased year-on-year to $8 million (H1 2024: $62 million), and included costs related to 12-Point Plan efficiency and productivity work (see Note 2 to the Financial Statements).

The net interest charge within reported results was $54 million (H1 2024: $61 million).
Our reported tax for the period ended 28 June 2025 was a charge of $69 million

(H1 2024: $39 million). The first half tax rate on trading results of 19.8% (H1 2024: 17.8%) was calculated using full year projections, applied to trading profits for the first half and includes non-recurring tax credits arising in this period. The applicable rate of corporate income tax has been applied to the actual non-trading items in the period on an item-by-item basis. See Note 3 to the Interim Financial Statements and Other Information on pages 30 to 35 for further details on taxation.

Adjusted earnings per share ('EPSA') increased by 14.1% to 42.9¢ (85.8¢ per ADS) (H1 2024: 37.6¢ per share). Basic earnings per share ('EPS') was 33.5¢ (67.0¢ per ADS) (H1 2024: 24.5¢ per share), reflecting acquisition and disposal related items, restructuring costs, amortisation and impairment of acquisition intangibles and legal and other items incurred.

Cash generated from operations was up to $568 million (H1 2024: $368 million) and trading cash flow was up to $487 million (H1 2024: $284 million) with the year on year increase primarily driven by favourable working capital movement (see Other Information on pages 30 to 35 for a reconciliation between cash generated from operations and trading cash flow). As a result of the working capital movement, the trading profit to cash conversion ratio improved to 93% (H1 2024: 60%). Free cash flow improved to $244 million (H1 2024: $39 million).

We continued to make progress addressing our high-inventory, reducing DSI by 46 days year-on-year, with DSI down across all business units. The reduction in DSI delivered a $69 million reduction in inventory value on a constant currency basis (reported reduction: $24 million including a foreign exchange impact of $45 million). This remains an area of focus, with the new Sales, Inventory & Operations Planning (SIOP) process, introduced under the 12-Point Plan, bringing better alignment of production plans and commercial delivery.

Group net debt as of 28 June 2025 was $2.7 billion (31 December 2024: $2.7 billion), with committed facilities of $4.2 billion (see Note 6 to the Financial Statements). The net debt to adjusted EBITDA ratio was 1.8x.

Interim Dividend and Share Buyback

Smith+Nephew's capital allocation framework prioritises the use of cash and informs our investment decisions.

Our first priority is investing in the business to drive organic growth and meet our sustainability targets.

The second priority is to invest in acquisitions, targeting new technologies in high growth segments with a strong strategic fit that meet our financial criteria.

The third priority is to maintain an optimal balance sheet and appropriate dividend. Here we will continue to target investment grade credit ratings with a target leverage ratio of around 2x net debt to adjusted EBITDA. We have a progressive dividend policy and from 2025 onwards we expect a payout of around 35% to 40% of EPSA. The interim payment will be 40% of the prior full year. The interim dividend for 2025 is therefore 15.0¢ per share (30.0¢ per ADS), a 4.2% increase year-on-year (2024: 14.4¢).

Our final priority is to return any surplus capital to shareholders, subject to the above balance sheet metrics. Following the 12-Point Plan transformation, Smith+Nephew has become strongly cash generative. As a result, we are announcing a share buyback in the second half of 2025 to return $500 million to shareholders while maintaining our leverage, and without compromising our growth plans.

Outlook

Our full year guidance for 2025 is unchanged as we target another year of strong revenue growth and a significant step-up in trading profit margin, notwithstanding the uncertainties around the imposition of tariffs.

We expect underlying revenue growth to be around 5% (around 5.5% based on exchange rates prevailing on 31 July 2025).

Full year trading profit margin is expected to be in the range of 19.0% to 20.0%. While some cost savings initiatives were delivered earlier than expected, benefiting the first half trading profit margin, we continue to expect the margin to be stronger in the second half as the impact of headwinds in China reduce and other operational savings are delivered.

Our unchanged outlook includes an expected net impact of around $15 to $20 million from tariffs in 2025, based on announced measures, and mitigations, as previously announced.

We continue to expect to drive further margin expansion beyond 2025 through continued momentum and efficiency gains.

Forward calendar

The Q3 Trading Report will be released on 6 November 2025.

Capital Markets Day planned for early December, date to be confirmed.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $5.8 billion in 2024. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

Consolidated revenue analysis for the first half

	28 June	29 June	Reported	Underlying	Acquisitions	Currency
	2025	2024(i)	growth	growth(ii)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	1,193	1,149	3.9	4.1	-	(0.2)
Knee Implants	501	494	1.5	1.8	-	(0.3)
Hip Implants	313	311	0.6	1.1	-	(0.5)
Other Reconstruction(iii)	64	45	43.3	42.8	-	0.5
Trauma & Extremities	315	299	5.2	5.3	-	(0.1)

Sports Medicine & ENT	923	888	3.9	4.1	-	(0.2)
Sports Medicine Joint Repair	509	483	5.4	5.6	-	(0.2)
Arthroscopic Enabling Technologies	307	304	1.0	1.1	-	(0.1)
ENT (Ear, Nose and Throat)	107	101	5.3	5.6	-	(0.3)

Advanced Wound Management	845	790	6.9	7.1	-	(0.2)
Advanced Wound Care	366	357	2.2	2.5	-	(0.3)
Advanced Wound Bioactives	285	262	8.8	8.9	-	(0.1)
Advanced Wound Devices	194	171	13.9	14.1	-	(0.2)

Total	2,961	2,827	4.7	5.0	-	(0.3)

Consolidated revenue by geography
US	1,586	1,493	6.2	6.2	-	-
Other Established Markets(iv)	897	841	6.7	6.2	-	0.5
Total Established Markets	2,483	2,334	6.4	6.2	-	0.2
Emerging Markets	478	493	(3.1)	(0.9)	-	(2.2)
Total	2,961	2,827	4.7	5.0	-	(0.3)
(i)  Restated for reclassification of robotics consumables revenue from Other Reconstruction to Knee and Hip implants
(ii) Underlying growth is defined in Note 1 on page 3
(iii) Other Reconstruction includes robotics capital sales and cement
(iv) Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

2025 HALF YEAR CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the Half Year ended 28 June 2025

		Half year	Half year
		2025	2024
	Notes	$m	$m
Revenue	2	2,961	2,827
Cost of goods sold		(870)	(853)
Gross profit		2,091	1,974
Selling, general and administrative expenses		(1,519)	(1,509)
Research and development expenses		(143)	(137)
Operating profit	2	429	328
Interest income		15	9
Interest expense		(69)	(70)
Other finance costs		(12)	(12)
Share of results of associates		(1)	(2)
Profit before taxation		362	253
Taxation	3	(69)	(39)
Attributable profit for the periodA		293	214
Earnings per ordinary shareA
Basic		33.5	24.5
Diluted		33.3	24.5

Unaudited Group Statement of Comprehensive Income for the Half Year ended 28 June 2025

	Half year	Half year
	2025	2024
	$m	$m
Attributable profit for the periodA	293	214
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	4	9
Taxation on other comprehensive income	(2)	(2)
Total items that will not be reclassified to income statement	2	7

Items that may be reclassified subsequently to income statement
Cash flow hedges - forward foreign exchange contracts
(Losses)/gains arising in the period	(47)	33
Gains recycled to income statement in the period	(5)	(18)
Exchange differences on translation of foreign operations	193	(65)
Taxation on other comprehensive income	9	(2)
Total items that may be reclassified subsequently to income statement	150	(52)
Other comprehensive loss for the period, net of taxation	152	(45)
Total comprehensive income for the periodA	445	169

A    Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 28 June 2025

		28 June	31 December	29 June
		2025	2024	2024
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,436	1,422	1,441
Goodwill		3,111	3,026	3,104
Intangible assets		962	1,032	1,112
Investments		29	9	9
Investments in associates		7	7	15
Other non-current assets		49	24	17
Retirement benefit assets		70	63	67
Deferred tax assets		401	350	319
		6,065	5,933	6,084
Current assets
Inventories		2,467	2,387	2,491
Trade and other receivables		1,435	1,381	1,355
Current tax receivable		49	34	44
Cash and cash equivalents	6	676	619	568
		4,627	4,421	4,458
TOTAL ASSETS		10,692	10,354	10,542

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		175	175	175
Share premium		615	615	615
Capital redemption reserve		20	20	20
Treasury shares		(48)	(66)	(82)
Other reserves		(347)	(497)	(457)
Retained earnings		5,121	5,018	4,934
Total equity		5,536	5,265	5,205

Non-current liabilities
Long-term borrowings and lease liabilities	6	3,297	3,258	3,275
Retirement benefit obligations		86	79	82
Other payables		96	95	96
Provisions		94	95	71
Deferred tax liabilities		42	31	36
		3,615	3,558	3,560

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	6	157	63	380
Trade and other payables		1,097	1,128	1,024
Provisions		58	108	152
Current tax payable		229	232	221
		1,541	1,531	1,777
Total liabilities		5,156	5,089	5,337
TOTAL EQUITY AND LIABILITIES		10,692	10,354	10,542

Unaudited Group Cash Flow Statement for the Half Year ended 28 June 2025

	Half year	Half year
	2025	2024
	$m	$m
Cash flows from operating activities
Profit before taxation	362	253
Net interest expense	54	61
Depreciation, amortisation and impairment	273	273
Loss on disposal of property, plant and equipment and software	11	6
Share-based payments expense (equity-settled)	21	20
Share of results of associates	1	2
Pension costs less cash paid	2	7
Increase in inventories	-	(119)
Increase in trade and other receivables	(49)	(44)
Decrease in trade and other payables and provisions	(107)	(91)
Cash generated from operations	568	368
Interest received	14	6
Interest paid	(75)	(65)
Income taxes paid	(111)	(71)
Net cash inflow from operating activities	396	238

Cash flows from investing activities
Acquisitions, net of cash acquired	(8)	(186)
Capital expenditure	(139)	(172)
Purchase of investments	-	(1)
Investment in associates	-	(1)
Proceeds from disposal of property, plant and equipment	12	-
Net cash used in investing activities	(135)	(360)

Cash flows from financing activities
Payment of capital element of lease liabilities	(25)	(27)
Proceeds from borrowings due within one year	27	-
Settlement of borrowings due within one year	(13)	(400)
Proceeds from borrowings due after one year	-	1,000
Proceeds from own shares	1	1
Settlement of currency swaps	(5)	-
Equity dividends paid	(202)	(202)
Net cash used in financing activities	(217)	372

Net increase in cash and cash equivalents	44	250
Cash and cash equivalents at beginning of year	617	300
Exchange adjustments	12	(5)
Cash and cash equivalents at end of periodB	673	545

B    Cash and cash equivalents at the end of the period is net of overdrafts of $3m (29 June 2024: $23m).

Unaudited Group Statement of Changes in Equity for the Half Year ended 28 June 2025

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reservesC	earningsD	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2025	175	615	20	(66)	(497)	5,018	5,265
Attributable profit for the periodA	-	-	-	-	-	293	293
Other comprehensive incomeA	-	-	-	-	150	2	152
Equity dividends declared and paid	-	-	-	-	-	(202)	(202)
Share-based payments recognised	-	-	-	-	-	21	21
Taxation on share-based payments	-	-	-	-	-	6	6
Cost of shares transferred to beneficiaries	-	-	-	18	-	(17)	1
At 28 June 2025	175	615	20	(48)	(347)	5,121	5,536

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reservesC	earningsD	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2024	175	615	20	(94)	(405)	4,906	5,217
Attributable profit for the periodA	-	-	-	-	-	214	214
Other comprehensive incomeA	-	-	-	-	(52)	7	(45)
Equity dividends declared and paid	-	-	-	-	-	(202)	(202)
Share-based payments recognised	-	-	-	-	-	20	20
Cost of shares transferred to beneficiaries	-	-	-	12	-	(11)	1
At 29 June 2024	175	615	20	(82)	(457)	4,934	5,205

A   Attributable to the equity holders of the parent and wholly derived from continuing operations.
C   Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trade investments. The cumulative translation loss within Other reserves at 28 June 2025 was $327m (1 January 2025: $520m, 29 June 2024: $461m).
D   Within retained earnings is a non-distributable capital reserve of $2,266m (1 January 2025: $2,266m, 29 June 2024: $2,266m) which arose as a result of the Group's reorganisation in 2008.

Notes to the Condensed Consolidated Interim Financial Statements

1.    Basis of preparation and accounting policies
Smith & Nephew plc (the 'Company') is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements ('Interim Financial Statements'), 'Group' means the Company and all its subsidiaries.

These Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK. As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, these Interim Financial Statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's annual accounts for the year ended 31 December 2024 which were prepared in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2024. IFRS as adopted in the UK differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The uncertainties as to the future impact on the financial performance and cash flows of the Group as a result of the current economic environment have been considered as part of the Group's adoption of the going concern basis for its Interim Financial Statements for the period ended 28 June 2025, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these Interim Financial Statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these Interim Financial Statements for the reasons set out below.

The Group's net debt at 28 June 2025 was $2,747m (see Note 6) with committed facilities of $4.2bn. No debt is due for repayment in the second half of 2025 and $75m of private placement debt is due for repayment in the first half of 2026. $625m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group's other facilities.

The Directors have considered various scenarios in assessing the impact of the economic environment on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a significant global recession, leading to lower healthcare spending across both public and private systems. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants. The Directors believe that the Group is well placed to manage its financing and other business risks satisfactorily and have a reasonable expectation that the Group has sufficient resources to continue in operational existence for a period of at least 12 months from the date of approval of these Interim Financial Statements period. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006. An unqualified opinion was issued that did not contain a statement under section 498 of the Companies Act 2006 on the Group's statutory financial statements for the year ended 31 December 2024. The Group's statutory financial statements for the year ended 31 December 2024 have been delivered to the Registrar of Companies.

New accounting standards effective 2025
A number of new amendments to standards are effective from 1 January 2025 but they do not have a material effect on the Group's financial statements.

The Group is adopting the mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules which took effect for the Group from 1 January 2024.

Accounting standards issued but not yet effective
A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2025 and earlier application is permitted; however, the Group has not early adopted them in preparing these Interim Financial Statements.

Critical judgements and estimates
The Group prepares its consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB and IFRS adopted in the UK, the application of which often requires judgements and estimates to be made by management when formulating the Group's financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group's circumstances for the purpose of presenting fairly the Group's financial position, financial performance and cash flows.

The critical accounting estimates are consistent with those reflected in the Group's consolidated financial statements for the year ended 31 December 2024.

Climate change considerations
The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact. The following considerations were made in respect of the interim financial statements:
a.  The impact of climate change on the going concern assessment;
b.  The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill; and
c.  The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

While there is currently no material medium term impact expected, the Group closely monitors climate-related risks given the changing nature of these risks and management consider the impact of climate change as part of the decision making process and continue to assess the impact on judgements and estimates, and on preparation of the consolidated financial statements.

2.    Business segment information
The Group's operating structure is organised around four global business units (Orthopaedics, Sports Medicine, ENT and Advanced Wound Management) and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global business unit basis. Business unit presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, full commercial responsibility and for the implementation of their business unit strategy globally. Accordingly, the Group consists of four operating segments.

The Group has concluded that Sports Medicine and ENT meet the aggregation criteria and therefore, these operating segments have been aggregated into a single operating segment. In applying the aggregation criteria prescribed by IFRS 8 Operating Segments, management made certain judgements pertaining to the economic indicators relating to these operating segments including those relating to the similarities in the expected long-term market growth rates, the geographic and operational risks and the competitive landscape that these segments operate in.  Accordingly, as described in Note 2 to the most recent annual report, the Group has concluded that there are three reportable segments.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	Half year	Half year
	2025	2024
	$m	$m
Reportable segment revenue
Orthopaedics	1,193	1,149
Sports Medicine & ENT	923	888
Advanced Wound Management	845	790
Revenue from external customers	2,961	2,827

2a.  Disaggregation of revenue
The following table shows the disaggregation of Group revenue by product by business unit:

	Half year	Half year
	2025	2024(i)
	$m	$m
Knee Implants	501	494
Hip Implants	313	311
Other Reconstruction	64	45
Trauma & Extremities	315	299
Orthopaedics	1,193	1,149
Sports Medicine Joint Repair	509	483
Arthroscopic Enabling Technologies	307	304
ENT (Ear, Nose and Throat)	107	101
Sports Medicine & ENT	923	888
Advanced Wound Care	366	357
Advanced Wound Bioactives	285	262
Advanced Wound Devices	194	171
Advanced Wound Management	845	790
Total	2,961	2,827

(i)  Restated for reclassification of robotics consumables revenue from Other Reconstruction to Knee and Hip implants

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management business unit are sold to wholesalers and intermediaries, while products in the other business units are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	Half year 2025			Half year 2024
	Established MarketsE	Emerging Markets	Total	Established MarketsE	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	1,752	364	2,116	1,647	390	2,037
Advanced Wound Management	731	114	845	687	103	790
Total	2,483	478	2,961	2,334	493	2,827

E   Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.
Sales are attributed to the country of destination. US revenue for the half year was $1,586m (H1 2024: $1,493m), China revenue for the half year was $58m (H1 2024: $112m) and UK revenue for the half year was $114m (H1 2024: $103m).

No individual customer comprises more than 10% of the Group's external sales.

2b.  Trading profit by business segment
The segment profit measure presented to the ExCo is the segment trading profit. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at segment trading profit: corporate costs; acquisition and disposal-related items; significant restructuring programmes; amortisation and impairment of acquisition intangibles; gains and losses arising from legal disputes; and other significant items.

In 2024, the Group changed the segment trading profit measure presented to the ExCo by allocating directly attributable corporate costs to business units except for corporate costs relating to centralised infrastructure costs such as compliance and group functions. Accordingly, operating segment results for the half year ended 29 June 2024 have been restated for comparative purposes.

Segment trading profit is reconciled to the statutory measure below:

	Half year	Half year
	2025	2024
	$m	$m
Segment profit
Orthopaedics	151	119
Sports Medicine & ENT	213	217
Advanced Wound Management	187	162
Segment trading profit	551	498
Corporate costs1	(28)	(27)
Acquisition and disposal related items	(9)	-
Restructuring and rationalisation expenses	(8)	(62)
Amortisation and impairment of acquisition intangibles	(83)	(87)
Legal and other	6	6
Operating profit	429	328
Interest income	15	9
Interest expense	(69)	(70)
Other finance costs	(12)	(12)
Share of results of associates	(1)	(2)
Profit before taxation	362	253

1   Corporate costs include centralised infrastructure costs such as compliance and group functions.

Depreciation and amortisation included in segment profit is presented below:

	Half year	Half year
	2025	2024
	$m	$m
Depreciation and amortisation
Orthopaedics	112	105
Sports Medicine & ENT	51	47
Advanced Wound Management	34	30

Acquisition and disposal related items
For the half year ended 28 June 2025, the charge included costs of integration for prior year acquisitions.

For the half year ended 29 June 2024, credits related to the remeasurement of deferred and contingent consideration for prior year acquisitions were offset by integration costs during that period.

Restructuring and rationalisation costs
For the half year ended 28 June 2025, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, integration and dual running costs, partially offset by gains on disposal of property, plant and equipment.

For the half year ended 29 June 2024, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, business advisory services, asset write-offs, contractual terminations and integration and dual running costs.

Amortisation and impairment of acquisition intangibles
For both the half years ended 28 June 2025 and 29 June 2024, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other
For the half years ended 28 June 2025 and 29 June 2024, charges relate to legal expenses for ongoing metal-on-metal hip claims.

For the half year ended 28 June 2025 these expenses were offset by a release of $11m (half year ended 29 June 2024: release of $12m) in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims.

The half year ended 29 June 2024 also includes costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024.

3.    Taxation
Tax rate
Our reported tax for the period ended 28 June 2025 was a charge of $69m, with an effective tax rate of 19.1% (H1 2024: $39m, effective tax rate of 15.4%).

OECD BEPS 2.0 - Pillar Two
The OECD Pillar Two GloBE Rules (Pillar Two) introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750m and first applied to the Group for its accounting period commencing 1 January 2024.

The Group forecasts a Pillar Two current tax charge for the year ending 31 December 2025 of approximately $27m.

The Group is adopting the IAS12 mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules.

4.    Dividends
The 2024 final dividend totaling $202m was paid on 28 May 2025. The 2025 interim dividend of 15.0 US cents per ordinary share was approved by the Board on 30 July 2025. This dividend is payable on 7 November 2025 to shareholders whose names appear on the register at the close of business on 3 October 2025. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 17 October 2025. Shareholders may participate in the dividend re-investment plan and elections must be made by 17 October 2025.

5.    Acquisitions
Half year ended 28 June 2025
No acquisitions were completed in the half year ended 28 June 2025.

The cash outflow from acquisitions in H1 2025 comprises payments of deferred and contingent consideration of $8m for acquisitions completed in prior periods.

The carrying value of goodwill increased from $3,026m at 31 December 2024 to $3,111m at 28 June 2025 due to foreign exchange movements.

Year ended 31 December 2024
On 9 January 2024, the Group completed the acquisition of 100% of the share capital of CartiHeal (2009) Ltd (CartiHeal), the developer of CARTIHEAL AGILI-C, a novel sports medicine technology for cartilage regeneration in the knee. The acquisition of this disruptive technology supports our strategy to invest behind our successful Sports Medicine & ENT business unit.

The fair value of the consideration amounted to $231m. This is comprised of contingent consideration of $49m, which represents the discounted value of $150m of consideration contingent upon the achievement of a single future financial performance milestone in the next 10 years, and initial cash consideration of $180m adjusted for cash acquired and other liabilities assumed, of which $18m was transferred in to escrow to be released in equal instalments to the seller in 12 and 18 months from completion.

The fair value of assets acquired and liabilities assumed are set out below:

CartiHeal (2009) Ltd
$m
Intangible assets - product-related and trade name	84
Inventory	1
Cash	6
Other liabilities	(2)
Trade and other payables	(1)
Net deferred tax liability	(3)
Net assets	85
Goodwill	146
Consideration	231

The goodwill represents the control premium, acquired workforce and the synergies expected from integrating CartiHeal into the Group's existing business.

The product-related intangible assets and the trade name were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate.

For the half year ended 29 June 2024, the contribution from CartiHeal to the Group's revenue and profit was immaterial.

The cash outflow from acquisitions in H1 2024 of $186m comprises payments of consideration of $177m net of cash acquired relating to acquisitions during that period and payments of deferred and contingent consideration of $9m relating to acquisitions completed in prior periods.

6.    Net debt
Net debt as at 28 June 2025 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	28 June	31 December	29 June
	2025	2024	2024
	$m	$m	$m
Bank overdrafts, borrowings and loans - current	18	2	23
Corporate bond	2,603	2,498	2,518
Private placement notes	625	625	930
Borrowings	3,246	3,125	3,471
Cash at bank	(476)	(419)	(293)
Cash equivalents	(200)	(200)	(275)
Credit balance on derivatives - currency swaps	-	1	(1)
(Debit)/credit balance on derivatives - interest rate swaps	(31)	6	-
Net debt excluding lease liabilities	2,539	2,513	2,902
Non-current lease liabilities	144	135	132
Current lease liabilities	64	61	52
Net debt	2,747	2,709	3,086

No debt is due for repayment in the second half of 2025 and $75m of private placement debt is due for repayment in the first half of 2026.

In March 2024 the Group issued two corporate bonds: $650m (before expenses and underwriting discounts) of notes bearing an interest rate of 5.4% repayable in 2034; and $350m (before expenses and underwriting discounts) of notes bearing an interest rate of 5.15% repayable in 2027.

The Company is subject to financial covenants under its private placement agreements. The principal covenant on the private placement debt is a leverage ratio of <3.5 which is measured on a rolling 12-month basis at half year and year end using net debt excluding lease liabilities as set out below. The financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 28 June 2025, the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur. As the measure included in the financial covenants represents net debt excluding lease liabilities, the Group also presents the net debt position to provide a complete and comprehensive view of its financial position.

7a.   Financial instruments
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount			Fair value
	28 June	31 December	29 June	28 June	31 December	29 June
	2025	2024	2024	2025	2024	2024	Fair value
	$m	$m	$m	$m	$m	$m	level
Financial assets measured at fair value
Forward foreign exchange contacts	2	46	34	2	46	34	Level 2
Investments	29	9	9	29	9	9	Level 3
Contingent consideration receivable	-	-	18	-	-	18	Level 3
Interest rate swaps	31	10	7	31	10	7	Level 2
Currency swaps	-	1	1	-	1	1	Level 2
	62	66	69	62	66	69
Financial assets not measured at fair value
Trade and other receivables	1,296	1,190	1,214
Cash and cash equivalents	676	619	568
	1,972	1,809	1,782
Total financial assets	2,034	1,875	1,851

Financial liabilities measured at fair value
Acquisition consideration - contingent	(89)	(84)	(78)	(89)	(84)	(78)	Level 3
Forward foreign exchange contracts	(36)	(16)	(16)	(36)	(16)	(16)	Level 2
Interest rate swaps	-	(16)	(7)	-	(16)	(7)	Level 2
Currency swaps	-	(2)	-	-	(2)	-	Level 2
	(125)	(118)	(101)	(125)	(118)	(101)
Financial liabilities not measured at fair value
Acquisition consideration - deferred	(9)	(21)	(20)
Bank overdrafts	(3)	(2)	(23)
Bank loans	(14)	-	-
Corporate bond not in a hedge relationship	(1,493)	(1,492)	(1,491)
Corporate bond in a hedge relationship	(1,110)	(1,006)	(1,027)
Private placement debt not in a hedge relationship	(625)	(625)	(930)
Trade and other payables	(1,060)	(1,084)	(999)
	(4,314)	(4,230)	(4,490)
Total financial liabilities	(4,439)	(4,348)	(4,591)

 At 28 June 2025, the book value and market value of the $1bn 2020 USD corporate bond were $996m and $875m respectively (31 December 2024: $995m and $836m, 29 June 2024: $995m and $826m), the book value and market value of the $650m 2024 USD corporate bond maturing in 2034 were $648m and $659m respectively (31 December 2024: $628m and $642m, 29 June 2024: $637m and $639m),the book value and market value of the $350m 2024 USD corporate bond maturing in 2027 were $348m and $354m respectively (31 December 2024: $348m and $352m, 29 June 2024: $347m and $348m), the book value and market value of the €500m Corporate bond were $611m and $623m respectively (31 December 2024: $527m and $547m, 29 June 2024: $539m and $555m).

At 28 June 2025, the book value and fair value of the private placement debt were $625m and $589m respectively (31 December 2024: $625m and $573m, 29 June 2024: $930m and $857m).

There were no transfers between Levels 1, 2 and 3 during the half year ended 28 June 2025 and the year ended 31 December 2024. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bonds issued in October 2020, October 2022 and March 2024 are publicly listed and a market price is available. The Group's other long-term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

The fair value of forward exchange contracts is calculated by reference to quoted market forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to quoted market interest rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts, interest rate swaps and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. The movements in the half year ended 28 June 2025 and the year ended 31 December 2024 for financial instruments measured using Level 3 valuation methods are presented below:

	28 June	31 December
	2025	2024
	$m	$m
Investments
At 1 January	9	8
Additions	-	1
Transferred from receivables	18	-
Fair value remeasurement	2	-
	29	9

Contingent consideration receivable
At 1 January	-	18
Transferred to receivables	-	(18)
	-	-

Contingent acquisition consideration liability
At 1 January	(84)	(32)
Arising on acquisitions	-	(49)
Payments	5	6
Remeasurements	(10)	(9)
	(89)	(84)

7b.  Retirement benefit obligations
The discount rates applied to the defined benefit pension liabilities of the UK, Germany and Switzerland pension plans are determined based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations.
Since 31 December 2024, the discount rate for UK has increased by 10 basis points to 5.6%, the discount rate for Germany has increased by 30 basis points to 3.8% and the discount rate for Switzerland has increased by 30 basis points to 1.2%.

A remeasurement gain of $4m was recognised in Other Comprehensive Income (OCI) during the first half of 2025, reflecting actuarial movements in the present value of the pension obligations in the UK, Germany and Switzerland.

8.    Exchange rates
The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Half year	Full year	Half year
	2025	2024	2024
Average rates
Sterling	1.30	1.28	1.26
Euro	1.09	1.08	1.08
Swiss Franc	1.16	1.14	1.12
Japanese Yen	0.0067	0.0066	0.0066
Period end rates
Sterling	1.37	1.25	1.27
Euro	1.17	1.04	1.07
Swiss Franc	1.26	1.10	1.11
Japanese Yen	0.0069	0.0064	0.0062

9.         Contingencies
The Company and its subsidiaries are party to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but except as described herein management believes none of them is likely to result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed provisions or will not have a significant impact on the Group's results of operations in the period in which they are realised.

10.      Subsequent events
In August 2025, the Group announced its intention to repurchase shares amounting to $500m during the second half of 2025. Other than that, there have been no events between the balance sheet date, and the date on which the financial statements were approved by the Board, which would require adjustment to the financial statements or any additional disclosures.

11.      Principal risks and uncertainties

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2024. The principal risks and uncertainties continue to be: legal and compliance; quality and regulatory; political and economic; financial markets; pricing and reimbursement; cybersecurity; global supply chain; mergers and acquisitions; new product innovation, design and development including intellectual property; strategy and commercial execution; and talent management. Further detail on these risks can be found in the 2024 Annual Report of the Group on pages 83-93.

Directors' Responsibilities Statement
The Directors confirm that to the best of their knowledge:

● this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 Interim Financial Statements as adopted for use in the UK and IAS 34 Interim Financial Statements as issued by the International Accounting Standards Board; and

● that the interim management report herein includes a fair review of the information required by:

a.   DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.   DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

The Directors of Smith & Nephew plc are listed in the Smith & Nephew plc Annual Report for 31 December 2024. A list of current Directors is maintained on the Smith & Nephew plc website: www.smith-nephew.com.

The Directors are responsible for the maintenance and integrity of the Group's website. Legislation in the United Kingdom governing the preparation and dissemination of Financial Statements may differ from legislation in other jurisdictions.

By order of the Board:

Deepak Nath	Chief Executive Officer	4 August 2025
John Rogers	Chief Financial Officer	4 August 2025

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the period ended 28 June 2025 which comprises the Group Income Statement, the Group Statement of Comprehensive Income, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Changes in Equity and related notes 1 to 11.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the period ended 28 June 2025 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules ("the DTR") of the United Kingdom's Financial Conduct Authority ("the UK FCA").

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial statements included in this interim financial report has been prepared in accordance with United Kingdom adopted International Accounting Standard 34, "Interim Financial Reporting".

Conclusion Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410; however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

In preparing the interim financial report, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information

In reviewing the interim financial report, we are responsible for expressing to the company a conclusion on the condensed set of financial statements in the interim financial report. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
4 August 2025

Other information

These Interim Financial Statements include financial measures that are not prepared in accordance with International Financial Reporting Standards (IFRS). This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under IFRS. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-IFRS measures discussed in this document are set out below.

Performance measures
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Underlying revenue growth	Underlying revenue growth is used to compare revenue in a given period to the previous period on a like-for-like basis. This measure is used by both management and the investor community.
Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect'.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the same exchange rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.
			Revenue growth	33
Average daily sales
Average daily sales is used to assess underlying revenue growth by removing the effect of different trading days between periods. This is a key metric used by management to assess the performance of the Group.

Average daily sales is calculated by dividing revenue at a constant exchange rate by the number of trading days in a given period. Trading days refer to the days on which the Group generates its revenue.
			Revenue	n/a
Trading profit	Trading profit is used in conjunction with operating profit to assess the performance and profitability of the Group. It is a key internal and external metric used by the investor community to assess our performance. It is our segment performance measure in accordance with IFRS 8 Operating Segments.	Trading profit is operating profit excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Operating profit	33
Trading profit margin	This measure is used to assess the performance and profitability of the Group. It is a key external metric used by the investor community to assess our performance.	Trading profit margin is trading profit divided by revenue.	Operating profit margin	33
Performance measures (continued)
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Trading profit before tax	Trading profit before tax is used in conjunction with profit before tax to assess performance and profitability of the Group. This measure is intended to enable the users to assess the performance of the Group by excluding items that impact the short-term profitability of the Group.	Trading profit before tax is profit before tax excluding impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Profit before tax	33
Trading taxation	Trading taxation is used in conjunction with taxation to assess taxation that corresponds to trading profit before tax. This metric is used by both management and the investor community.	Trading taxation is taxation excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Taxation	33
Trading attributable profit	This metric is used in the calculation of adjusted basic earnings per share.	Trading attributable profit is attributable profit excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Attributable profit	33
Adjusted earnings per share ('EPSA')	EPSA is a trend measure. The Group presents this measure to assist investors in their understanding of trends.	Adjusted earnings per share is trading attributable profit divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.	Basic earnings per share	33
Trading cash flow	Trading cash flow is used in conjunction with cash generated from operations to assess the conversion of trading profit into cash. It is key external metric used by the investor community and is a key performance measure for management.
Trading cash flow is cash generated from operations excluding the impact of acquisition and disposal related items arising in connection with business combinations, including integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's cash flows on a short-term or one-off basis are excluded. Trading cash flow includes payment of capital element of lease liabilities, proceeds from disposal of property, plant and equipment and capital expenditure as presented in the Group cash flow statement.
			Cash generated from operations	33
Trading cash conversion	This measure is used to assess the conversion of trading profit into cash. It is a key external metric used by the investor community and is a key performance measure for management.	Trading cash conversion is trading cash flow divided by trading profit.	Cash generated from operations	33

Other measures
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Free cash flow	Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its Capital Allocation Framework. This metric is used by both management and investor community.	Free cash flow is cash generated from operations less capital expenditure, proceeds from disposal of property, plant and equipment, payment of lease liabilities and cash flows from interest and income taxes.	Cash generated from operations	35
Adjusted EBITDA	Adjusted EBITDA is used in the calculation of adjusted leverage ratio.	Adjusted EBITDA is attributable profit excluding taxation, share of results of associates, other finance costs, interest expense, interest income, acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles, legal and other costs, depreciation and impairment of property, plant and equipment and amortisation and impairment of other intangible assets.	Attributable profit	35
Adjusted leverage ratio	Adjusted leverage ratio is used in the calculation relating to debt covenants.	We calculate adjusted leverage ratio by dividing net debt by adjusted EBITDA. Net debt is defined as total borrowings less cash and cash equivalents in the statement of financial position. Total borrowings include bank overdrafts, borrowings, loans and lease liabilities and long-term borrowings and lease liabilities.	Leverage ratio(using IFRS measures)	35
Adjusted return on invested capital ('Adjusted ROIC')
Adjusted ROIC is a metric used by investor community and is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Adjusted ROIC is a key performance measure under the Performance Share Program.
		Adjusted ROIC is defined as operating profit (before amortisation and impairment of acquisition intangibles) less adjusted taxes/((opening net operating assets + closing net operating assets)/2).	Return on invested capital ('ROIC') (using IFRS measures)	n/a

Underlying revenue
Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
	Half year	Half year	Reported	Underlying	Acquisitions	Currency
	2025	2024	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	1,193	1,149	3.9	4.1	-	(0.2)
Sports Medicine & ENT	923	888	3.9	4.1	-	(0.2)
Advanced Wound Management	845	790	6.9	7.1	-	(0.2)
Revenue from external customers	2,961	2,827	4.7	5.0	-	(0.3)

					Cash
		Profit			generated
	Operating	before		Attributable	from	Earnings
	profit1	tax2	Taxation3	profit4	operations5	per share6
	$m	$m	$m	$m	$m	¢
Half year 2025 Reported	429	362	(69)	293	568	33.5
Acquisition and disposal related items8	9	20	(4)	16	7	1.8
Restructuring and rationalisation costs	8	8	(2)	6	52	0.6
Amortisation and impairment of acquisition intangibles8	83	83	(19)	64	-	7.3
Legal and other7,8	(6)	(4)	1	(3)	12	(0.3)
Lease liability payments	-	-	-	-	(25)	-
Capital expenditure	-	-	-	-	(139)	-
Proceeds from disposal of property, plant and equipment	-	-	-	-	12	-
Half year 2025 Non-IFRS	523	469	(93)	376	487	42.9

					Cash
		Profit			generated
	Operating	before		Attributable	from	Earnings
	profit1	tax2	Taxation3	profit4	operations5	per share6
	$m	$m	$m	$m	$m	¢
Half year 2024 Reported	328	253	(39)	214	368	24.5
Acquisition and disposal related items8	-	1	-	1	1	0.2
Restructuring and rationalisation costs	62	63	(13)	50	88	5.8
Amortisation and impairment of acquisition intangibles8	87	87	(19)	68	-	7.8
Legal and other7,8	(6)	(5)	-	(5)	26	(0.7)
Lease liability payments	-	-	-	-	(27)	-
Capital expenditure	-	-	-	-	(172)	-
Half year 2024 Non-IFRS	471	399	(71)	328	284	37.6

1          Represents a reconciliation of operating profit to trading profit.
2          Represents a reconciliation of reported profit before tax to trading profit before tax.
3          Represents a reconciliation of reported tax to trading tax.
4          Represents a reconciliation of reported attributable profit to trading attributable profit.
5          Represents a reconciliation of cash generated from operations to trading cash flow.
6          Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7          The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management's definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items
For the half year ended 28 June 2025, the charge included costs of integration for prior year acquisitions.

For the half year ended 29 June 2024, credits related to the remeasurement of deferred and contingent consideration for prior year acquisitions were offset by integration costs during that period.

Adjusted profit before tax for the half years ended 28 June 2025 and 29 June 2024 additionally excludes disposal items related to the Group's shareholding in Bioventus.

Adjusted profit before tax for the half year ended 28 June 2025 also excludes the remeasurement and discount unwind for contingent consideration.

Restructuring and rationalisation costs
For the half year ended 28 June 2025, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, integration and dual running costs, partially offset by gains on disposal of property, plant and equipment.

For the half year ended 29 June 2024, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, business advisory services, asset write-offs, contractual terminations and integration and dual running costs.

Adjusted profit before tax for the half year ended 29 June 2024 additionally excludes restructuring costs related to the Group's shareholding in Bioventus.

Amortisation and impairment of acquisition intangibles
For both the half years ended 28 June 2025 and 29 June 2024, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other
For the half years ended 28 June 2025 and 29 June 2024, charges relate to legal expenses for ongoing metal-on-metal hip claims.

For the half year ended 28 June 2025 these expenses were offset by a release of $11m (half year ended 29 June 2024: release of $12m) in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims.

The half year ended 29 June 2024 also includes costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024.

Free cash flow
A reconciliation from cash generated from operations, the most comparable IFRS measure, to free cash flow is set out below:

	Half year	Half year
	2025	2024
	$m	$m
Cash generated from operations	568	368
Capital expenditure	(139)	(172)
Proceeds from disposal of property, plant and equipment	12	-
Interest received	14	6
Interest paid	(75)	(65)
Payment of lease liabilities	(25)	(27)
Income taxes paid	(111)	(71)
Free cash flow	244	39

Adjusted leverage ratio
The calculation of the adjusted leverage ratio is set out below. Adjusted leverage ratio is calculated using metrics similar to those used in the debt covenant calculation.

	Half year	Full year
	2025	2024
	$m	$m
Net debt including lease liabilities	2,747	2,709

Attributable profit for the period	491	412
Taxation	116	86
Share of results of associates	9	10
Other finance costs	28	28
Interest expense	144	145
Interest income	(48)	(24)
Acquisition and disposal-related items	103	94
Restructuring and rationalisation costs	69	123
Amortisation and impairment of acquisition intangibles	183	187
Legal and other	(12)	(12)
Depreciation of property, plant and equipment	331	325
Impairment and amortisation of other intangible assets and impairment of property, plant and equipment	81	67
Adjusted EBITDA1	1,495	1,441
Adjusted leverage ratio1	1.8	1.9

1      Adjusted leverage ratio for the half year 2025 has been calculated based on adjusted EBITDA for the rolling 12 months ended 28 June 2025.

Leverage ratio (using closest equivalent IFRS measures)
The leverage ratio using closest equivalent IFRS measures is not based on measures used in the calculation of debt covenants and is not used by management internally. This measure is not used for the Company's covenant in its private placement debt.

	Half year 2025	Full year 2024
	$m	$m
Bank overdrafts, borrowings, loans and lease liabilities	157	63
Long-term borrowings and lease liabilities	3,297	3,258
Total borrowings	3,454	3,321

Attributable profit for the period1	491	412
Leverage ratio1	7.0	8.1

1      Leverage ratio for the half year 2025 has been calculated based on attributable profit for the rolling 12 months ended 28 June 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 05, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary